Exhibit 1

ASX Release

2 December 2011

Standard & Poor’s announces changes to the credit ratings of the major Australian Banks

In January 2011 Standard & Poor’s (S&P) announced that it was changing its criteria for assessing bank credit ratings globally and provided draft criteria on which banks would be assessed.  Following a review period, the new criteria were finalised on 9 November 2011 and S&P is in the process of updating all of its bank ratings globally.  On 29 November 2011, S&P released ratings for the 37 largest rated banks globally, which saw: 15 banks downgraded; 2 banks upgraded; and 20 banks unchanged.

On 1 December 2011, S&P announced the updated ratings for certain banks across the Asia-Pacific region under the revised approach.

Under the changes, the ratings of the major Australian Banks, including Westpac, have been lowered by 1 notch.  As a result, Westpac’s issuer credit rating has now been assessed as AA- down from AA.  The outlook for the rating is stable.  Westpac’s short term rating has been affirmed at A-1+.

As a result of the criteria changes, and the update to Westpac’s issuer credit rating, Westpac’s subsidiary ratings have also been updated and are now AA-.  These include the issuer credit rating for Westpac New Zealand Limited, Westpac Life Insurance Services Limited and Westpac Lenders Mortgage Insurance Limited.  Rating changes have also impacted Westpac’s subordinated debt and Hybrid credit ratings.

Following the changed S&P criteria, Westpac remains one of a small number of banks worldwide within the Rating Agency’s AA categories.

Westpac Banking Corporation is rated Aa2 / Stable / P1 by Moody’s and AA / Stable / F1+ by Fitch Ratings.

For Further Information

Paul Marriage	Andrew Bowden
Westpac Media Relations	Westpac Investor Relations
Ph: 02 8219 8512	Ph: 02 8253 4008
Ph: 0401 751 860	Ph: 0438 284 863

Westpac Banking Corporation S&P Ratings	To	From
Senior unsecured	AA-	AA
Short term	A-1+	A-1+
Subordinated	A-	AA-
Junior subordinated (TPS Hybrids)	BBB	A+
Preferred stock – (SPS I)	BBB	A+
Preferred stock – (SPS II)	BBB	A+

Westpac Banking Corporation ABN 33 007 457 141.